EXHIBIT 99.1

BEFORE THE

LOUISIANA PUBLIC SERVICE COMMISSION

EX PARTE:	)	
APPLICATION OF CLECO	)	
POWER LLC FOR:	)	
(1) IMPLEMENTATION OF	)	
CHANGES IN RATES	)	
AND FORMULA RATE PLAN	)	
TO BE EFFECTIVE UPON THE	)	
COMMERCIAL OPERATION	)	
DATE OF RODEMACHER	)	
POWER STATION UNIT NO. 3	)	**DOCKET NO. U-_____**
(RPS-3); (2) FAVORABLE	)	
PUBLIC INTEREST	)	
DETERMINATION FOR	)	
TRANSMISSION UPGRADES IN	)	
THE ACADIANA LOAD	)	
POCKET; AND (3) RENEWAL	)	
OF TRANSACTION	)	
GUIDELINES APPLICABLE TO	)	
CERTAIN ECONOMY POWER	)	
PURCHASES FROM ACADIA	)	
POWER PARTNERS LLC	)	

DIRECT TESTIMONY

OF

KEITH DOUGLAS CRUMP

ON BEHALF OF

CLECO POWER LLC

JULY 14, 2008

EXHIBITS

EXHIBIT NO.	DESCRIPTION
KDC-1	Energy Sales and Customers
KDC-2	Summary of Unit Data
KDC-3	Estimate of Load Requirements and Sources
KDC-4	Quantified Fuel Savings - RPS-3 vs. Current Cleco System
KDC-5	Henry Hub Gas Daily and Petroleum Coke Monthly Historical $/MMBtu

TABLE OF CONTENTS

1   **I. INTRODUCTION AND BACKGROUND**

2

3 **Q.   PLEASE STATE YOUR NAME, OCCUPATION AND BUSINESS**

4   **ADDRESS.**

5 A.   My name is Keith Douglas Crump. I am Vice President, Regulatory, Retail

6   Operations & Resource Planning of Cleco Power LLC ("Cleco Power" or the

7   "Company").   My office address is 2030 Donahue Ferry Road, Pineville,

8   Louisiana 71360.

9

10 **Q.   WHAT ARE YOUR RESPONSIBILITIES AS THE VICE PRESIDENT,**

11   **REGULATORY, RETAIL OPERATIONS & RESOURCE PLANNING?**

12 A.   In my capacity as Vice President, Regulatory, Retail Operations & Resource

13   Planning, I am responsible for all regulatory matters, all retail utility transactions,

14   and resource planning to meet our customers' future demand and energy needs.

15

16 **Q.   PLEASE DESCRIBE YOUR PROFESSIONAL AND EDUCATIONAL**

17   **BACKGROUND.**

18 A.   Prior to assuming my current responsibilities in March 2007, I served as Treasurer

19   of Cleco Corporation and Cleco Power from May 2005 to March 2007 and

20   Manager of Budgeting, Forecasting and Analytics for Cleco Corporation from

21   October 2002 to May 2005. In those capacities, I was responsible for initially

22   identifying the need for the capacity that is ultimately to be provided by

23   Rodemacher Power Station Unit 3 (RPS-3).

1   I have a Bachelor of Science in Civil Engineering from Louisiana Tech

2   University. I received membership into Chi Epsilon, the Civil Engineering Honor

3   Society. I have also received my Professional Engineering license from the State

4   of Louisiana.

5

6   **II. <u>PURPOSE OF TESTIMONY</u>**

7

8   **Q.   WHAT IS THE PURPOSE OF YOUR TESTIMONY?**

9   A.   My testimony summarizes Cleco Power's Application for a base rate increase in

10   this proceeding. In this Application, Cleco Power is requesting that the Louisiana

11   Public Service Commission (LPSC or the "Commission") approve Cleco Power's

12   request for a $250.1 million increase to base rates. Cleco Power projects that the

13   requested base rate increase will be substantially offset by a reduction in retail

14   fuel costs of $224.3 million that will result when RPS-3 is placed in service and

15   fully operational. The increase in base rates will be further offset by a $98.0

16   million cessation of collection of a portion of RPS-3 financing costs and the

17   return of those collections. The sum of these amounts indicates Cleco Power

18   projects a net reduction in total retail billings of $72.2 million. The fuel savings

19   listed above do not include any benefits of off system sales from excess power.

20   Should Cleco Power be able to sell excess power, the fuel cost savings will be

21   greater, thereby resulting in a greater net reduction in total billings to our

22   customers. The need for a base rate increase is being driven by a number of

23   factors that will be described in greater detail in the Application and the

1   supporting testimony of Cleco Power's other witnesses. The primary driver of the

2   requested base rate increase is the impending commercial operation date (COD)

3   of RPS-3. As previously mentioned, Cleco Power anticipates significant savings

4   of fuel costs once RPS-3 is fully placed in commercial operation. In my direct

5   testimony, I generally describe the extent to which fuel costs are anticipated to

6   decline. I will also generally describe Cleco Power's service territory and electric

7   operations, the history of Cleco Power's capacity additions, and Cleco Power's

8   efforts to improve the efficiency with which it provides service.

9   Additionally, it should be noted that in Order No. U-28765-A, issued May

10   12, 2006, in which the Commission granted its certificate of public convenience

11   and necessity for RPS-3, the Commission directed Cleco Power to file a full base

12   rate case 12 months prior to the expected in-service date of RPS-3 (Order No. U-

13   28765-A, ordering paragraph 4 at p. 21). Based upon the current construction

14   schedule for RPS-3, Cleco Power anticipates that the commercial operation date

15   of RPS-3 may be July 1, 2009, approximately 3 months ahead of the original

16   schedule. Throughout the construction of RPS-3, Cleco Power has kept the

17   Commission Staff informed of the progress of the RPS-3 project pursuant to the

18   post-certification monitoring plan mandated by the Commission in Order No. U-

19   28765-A (ordering paragraph 9 at p. 22) and further developed collaboratively by

20   Commission Staff and Cleco Power. The monitoring plan includes both formal,

21   comprehensive quarterly reports as directed specifically by Order No. U-28765-A

22   and internal reports to Cleco Power's management that provide monthly updates

23   to the quarterly reports.

1 **Q.   ARE THERE OTHER REASONS CLECO POWER IS REQUESTING A**

2 **RATE INCREASE?**

3 A.   Yes. Cleco Power is requesting a rate increase to cover its current base rate

4 deficit. Cleco Power has not petitioned the Commission for a base rate increase

5 since Dolet Hills began commercial operations in 1986. By 1988, Cleco Power

6 had lowered its base rates by $11.5 million annually as a result of changes in the

7 federal statutory tax rates. Cleco Power again lowered its base rates by $3.0

8 million annually in 1996, and by an additional $2.0 million annually in 1998.

9 Since that time, the Company has refunded $14.5 million to its customers from

10 1998 through 2002. Cleco Power has not had a rate refund resulting from the

11 Rate Stabilization Plan (RSP) since 2002, and has earned below its target return

12 on equity since that time due to increasing cost pressures. Cleco Power has

13 experienced large cost increases in vegetation management, transportation,

14 staffing, medical costs, property insurance, generation maintenance, materials and

15 supplies, and regulatory compliance. Additionally, Cleco Power has experienced

16 cost increases resulting from new regulatory compliance requirements, including

17 North American Electric Reliability Corporation (NERC) standards and

18 requirements to comply with the Sarbanes-Oxley Act of 2002 (SOX), as well as

19 more stringent environmental regulation. These compliance issues affect all

20 electric utilities, but due to Cleco Power's relatively small size in comparison to

21 multi-jurisdictional electric utilities (including those with operations in Louisiana)

22 they represent a greater percentage of Cleco Power's operating costs than those of

23 the larger electric utilities. Although Cleco Power has effectively managed its

1   costs and avoided base rate increases to its customers, costs have nonetheless

2   continued to escalate, and Cleco Power must now increase its base rates in order

3   to meet its operating and financial obligations.

4

5   **Q.   WOULD YOU PROVIDE SOME SPECIFIC EXAMPLES OF THE**

6   **INCREASES IN OPERATING COSTS TO WHICH YOU ARE**

7   **REFERRING?**

8   A.   Yes. The Company last earned at or above its target return on equity in 2002.

9   Therefore, many of the examples below compare expense changes over the last

10   several years to expenses in 2002. Operating costs in a number of categories have

11   increased significantly since 2002. These costs have been absorbed into the

12   earnings shareholders have realized rather than added to revenue requirements for

13   our customers. For example:

14   • Vegetation management - In 2002, the Company spent $3.6 million on

15   vegetation management to keep distribution system reliability

16   performance within the LPSC minimum performance standard. Since

17   then, Cleco Power has averaged $5.7 million per year on vegetation

18   management between 2002 and 2007. In 2008, the Company plans to

19   spend $6.2 million on vegetation management.   The increase has been

20   driven by tighter vegetation management cycles to meet the LPSC

21   performance standard and increases in contractor cost.

22   • Vehicle fuel costs - Higher fuel costs alone make up most of the $0.9

23   million increase in vehicle expense from 2002 through 2007. Gasoline is

1   now in excess of $4.00 per gallon and diesel is now in excess of $4.50 per

2   gallon. The higher fuel prices are also evident in our transportation costs.

3   The IRS increased its allowable mileage reimbursement for personal

4   vehicles used for company business from $0.36 per mile in 2002 to $0.505

5   per mile in 2008.

6   •   Vehicle acquisition costs - Large trucks are costing 25% more today than a

7   couple of years ago because of the increases in metals and labor costs to

8   build the vehicles. New federal emission standards for 2007 diesel

9   engines have driven up the cost of Cleco Power's medium duty fleet by

10   20% in the past two years. Like many utilities, Cleco Power delayed

11   acquisition of some of its fleet in an effort to postpone as long as possible

12   the full effect of the new emissions standards. In 2008, though, the impact

13   is significant as the Company anticipates a 33% increase in overall vehicle

14   costs, despite a significant reduction in the number of vehicles purchased.

15   These costs will continue to increase as manufacturers have warned of a

16   20% increase in steel prices, which will cause 2009 costs to increase

17   substantially. Further, 2010 brings additional federal emissions standards

18   with an impact predicted to mirror that of 2007.

19   •   Payroll costs - Payroll increases since 2002 average about 3% annually for

20   employee progressions (due to promotions) and merit increases as the

21   Company has tried to keep pace with market rates for compensation.

22   •   Generation payroll costs - Excluding new RPS-3 employees, there was an

23   11% headcount increase during the period 2003 through 2008. There is an

1   economic benefit in replacing higher cost external contractors with

2   company employees. In addition, there is the need to provide training and

3   prepare for employee retirements over the next several years.

4   • <u>Generation outage costs</u> - Outage costs have escalated dramatically during

5   the past three years. While cost comparisons from outage to outage are

6   inexact due to scope differences from year to year, the general trend is that

7   outage costs have been sharply higher. From 2005 through 2007, the

8   hourly rates for most external contractors used on outages have increased

9   over 50%. In addition, costs for raw material commodities, such as steel,

10   aluminum and copper, have increased dramatically.

11   • <u>Materials and supplies</u> – Since 2005, the price of many items increased by

12   an average of 30%. Due to across-the-board price increases, which are

13   likely to continue to rise based on global shortages of copper, core steel

14   and aluminum, transmission and distribution inventory costs will continue

15   to increase. In addition, costs for distribution transformers will increase

16   by an additional 7% beginning in 2010 due to the new U.S. Department of

17   Energy conservation standards that were promulgated in 10 CFR

18   §431.196(b), which will become effective January 2010.

19   • <u>Financial reporting</u> - The passage of SOX brought additional costs to the

20   Company. During 2003 and 2004, Cleco Power incurred $1.8 million of

21   incremental external costs to prepare for the first SOX-required audit of

22   internal controls over financial reporting. Annual audit fees have risen by

1          $1.0 million. Additionally, Cleco Support Group LLC now has three full-

2   time personnel dedicated to compliance with SOX.

3

4   **Q.   WHAT HAS CLECO POWER DONE TO MITIGATE COST INCREASES**

5   **TO ITS CUSTOMERS?**

6   A.   While Cleco Power is facing significant cost pressures, the Company has

7   challenged itself to continuously find ways to provide economical service to its

8   customers. For example, Cleco Power has worked hard to improve the efficiency

9   of its generating fleet so that it is among the most efficient in the nation. Cleco

10   Power has had an Equivalent Availability Factor, an industry measure of plant

11   performance, higher than the NERC system average for each of the years 2000

12   through 2006 and expects the same result for 2007. This results in significant cost

13   savings for Cleco Power's customers by maximizing our solid fuel fleet in lieu of

14   more expensive purchased power.

15   Cleco Power has also reduced the energy generated by its gas fleet by 48%

16   from 2000 to 2007. In doing so, Cleco Power has taken advantage of lower heat

17   rate products from the market without reducing service reliability. This has also

18   provided Cleco Power's customers with fuel cost savings. Cleco Power also

19   constructed CLE Pipeline to add additional natural gas suppliers in 1998. This

20   drove the transportation charge down from $0.25/million British thermal units

21   (MMBtu) to $0.105/MMBtu.

22   Like most businesses, Cleco Power faces increased operating costs, which

23   as noted above, is one reason this base rate increase is necessary. Cleco Power,

1   however, has sought to control its operating costs in ways that do not compromise

2   service to its customers, which has kept Cleco Power from requesting a base rate

3   increase at an earlier date. The following examples will serve to demonstrate this

4   effort:

5   • In 2005, Cleco Power began a cost-control effort related to the leasing of

6   equipment, developing a strategy that saved close to $0.5 million. That

7   strategy included an out-right purchase of light duty vehicles in 2005,

8   resulting in much more competitive leasing opportunities in 2006. Those

9   new leases included lower interest rates and fixed terms. Additionally,

10   Cleco Power negotiated extended lease terms on vehicles with a history of

11   long-term service. The Company also negotiated a fixed term on medium

12   duty vehicle leases.

13   • In 2006, Cleco Power renegotiated its contract with its vehicle fuel

14   provider, securing a $0.06 per gallon reduction in the commission charge

15   above rack rate price for onsite fuel and a flat $0.005 per gallon discount

16   for retail fuel instead of a percentage increase over the rack rate.

17   • In 2008, Cleco Power reduced its vehicle/equipment additions by more

18   than 30% from prior years. The reduction enabled Cleco to minimize the

19   dramatic price increases on medium duty vehicles (20% on the chassis

20   alone) that were the result of changes in federal emissions standards.

21   • Insurance premiums on Cleco Power's all-risk property improved in

22   several areas, and the Company's property insurance premium has been

23   reduced by $0.4 million, or 14.8%. The Company has locked this

1   premium in for two years. Similar improvements are expected on the

2   Company's other lines of coverage.

3   •   Cleco Power's Customer Call Center Voice Response Unit system saves

4   the Company about $0.3 million annually. The automated call handling is

5   equivalent to about six employees answering customer calls.

6   •   The Company developed computer systems over the last several years to

7   efficiently   manage   its   field   operations.   The   Distribution   Work

8   Management system organizes customer and Company requested work in

9   a manner to efficiently and effectively manage its operations and costs,

10   and to meet customer expectations by assigning work to employees based

11   on an optimized route. Each distribution employee views that day's work

12   on a mobile data terminal and works from the assigned schedule.

13   •   The meter reading system determines meter routes in the most efficient

14   and effective read schedule and route. The routes are constantly updated

15   for the most efficient route with the given number of meter readers. The

16   Company's meter reader accuracy averages above 99.9%. The accuracy

17   contributes to correct bills and manageable workloads in the call center

18   and billing operations.

19   •   Cleco Power has sought to control increasing medical expenses by

20   reviewing costs and making benefit plan design changes intended to hold

21   costs borne by the customers to normal inflationary levels. Cleco Power

22   has shifted more of its medical cost increases to employees by offering

23   consumer-driven plans. These changes were in coordination with Cleco

1   Power's studies to keep its employee benefits in line with market

2   conditions.

3

4   **III.**   <u>**CLECO POWER'S CORPORATE STRUCTURE, SERVICE**</u>

5   <u>**TERRITORY, AND ELECTRIC OPERATIONS**</u>

6

7   **Q.**   **PLEASE DESCRIBE CLECO POWER'S CORPORATE STRUCTURE.**

8   A.   Cleco Power, a Louisiana limited liability company, is a wholly-owned subsidiary

9   of Cleco Corporation. Cleco Corporation is a public utility holding company,

10   traded on the New York Stock Exchange (NYSE: CNL). Cleco Corporation,

11   subject to certain limited exceptions, is exempt from regulation as a public utility

12   holding company pursuant to provisions of the Public Utility Holding Company

13   Act of 2005, which became effective in early 2006.

14

15   **Q.**   **PLEASE DESCRIBE, IN GENERAL, CLECO POWER'S SERVICE**

16   **TERRITORY AND ELECTRIC OPERATIONS.**

17   A.   Cleco Power provides retail electric service to approximately 273,000 customers

18   in 23 parishes and 65 incorporated communities in Louisiana, and currently owns

19   and operates seven (7) generating units at four (4) power plants, all located in

20   Louisiana. Cleco Power's combined generating capability from these operating

21   plants is 1,359 megawatts (MW).

22   Cleco Power's electrical system also includes approximately 1,210 miles

23   of high voltage transmission lines, ranging from 69 kilovolts (KV) to 500 KV,

1   and over 11,130 miles of lower voltage distribution lines and related substations.

2   Cleco Power's electric system has 21 interconnections with two other large

3   investor-owned electric systems. The majority of these interconnections are with

4   the Entergy system.

5

6 **Q.   PLEASE DESCRIBE THE SIZE OF CLECO POWER'S OPERATIONS.**

7 A.   As shown on Exhibit KDC-1, Cleco Power's average number of retail customers

8   has grown from slightly more than 260,000 in 2003 to approximately 273,000

9   customers in 2007. This growth is expected to continue; Cleco Power anticipates

10   that it will provide service to approximately 281,000 customers by the year 2009.

11   With limited exceptions, Cleco Power anticipates moderate growth among

12   residential, commercial, industrial and public lighting customers.

13   The number of residential customers, as shown in Exhibit KDC-1, has

14   increased from approximately 222,000 in 2003 to approximately 234,000 in 2007,

15   and is expected to grow to approximately 241,000 in 2009. The average annual

16   usage per residential customer is expected to increase from 15,379 kilowatt hours

17   per year (kWh/year) in 2007 to 15,413 kWh/year in 2009. Growth rates in

18   different sectors and time periods are also provided in Exhibit KDC-1.

1   **IV. CLECO POWER'S EXISTING GENERATING CAPACITY**

2

3   **Q.   PLEASE DESCRIBE CLECO POWER'S EXISTING GENERATING**

4   **UNITS.**

5   A.   As previously stated, Cleco Power owns and operates seven (7) generating units

6   at four (4) power plants. These generating units are: the Dolet Hills Unit; Teche

7   Units 1, 2 and 3; Rodemacher Units 1 and 2; and the Franklin Unit.

8   The Dolet Hills Unit went into operation in 1986, and has a nameplate

9   capacity of 650 MW, of which Cleco Power owns 50%, or 325 MW, with the

10   remaining 50% being owned by AEP-SWEPCO (40.234%), North Texas Electric

11   Cooperative (5.860%), and Oklahoma Municipal Power Authority (3.906%). The

12   Dolet Hills Unit utilizes lignite, a type of coal mined in DeSoto and Red River

13   parishes, to fire generation. It is the only plant in Louisiana fueled by lignite.

14   The lignite reserves are under the control of the plant owners, and we currently

15   estimate the remaining reserves to total approximately 25 million recoverable

16   tons, sufficient to produce energy through 2016. Cleco Power's share of Dolet

17   Hills was built to provide sufficient generating capacity to meet Cleco Power's

18   projected capacity needs without further unit additions until the early to mid

19   1990's.

20   Teche Power Station is located in south Louisiana in the town of Baldwin

21   and sits on approximately 45 acres of land. Teche Units 1, 2 and 3 are 100%

22   owned by Cleco Power. They were completed in 1953, 1956 and 1971,

23   respectively, and are all fueled by natural gas. Teche Unit 3 has the flexibility of

1   burning fuel oil as an alternate fuel source. Combined, the three units have a total

2   nameplate capacity of 430 MW, with Teche Unit 3, the largest, producing 359 of

3   the 430 MW.

4   Rodemacher Power Station is located on a 6,000-acre site in Lena near

5   Boyce, Louisiana. Covering about half of the plant site is Rodemacher Lake, a

6   man-made lake, which serves as a cooling source for the plant's generating units.

7   Rodemacher Unit 1 is 100% owned by Cleco Power. It is fueled by natural gas or

8   low-sulfur fuel oil and has a nameplate capacity of 440 MW. The initial start-up

9   of Rodemacher Unit 1 occurred in 1975. In response to the need to shift from

10   natural gas-fired generation to less costly and more reliable solid fuel,

11   Rodemacher Unit 2, using coal as the primary fuel, went into commercial

12   operation in August 1982. Rodemacher Unit 2 is jointly owned by Cleco Power

13   (30%), Louisiana Energy and Power Authority (20%), and Lafayette Utilities

14   System (50%) and is fueled predominantly by coal from Wyoming. Rodemacher

15   Unit 2 has a nameplate capacity of 523 MW, of which Cleco Power owns 157

16   MW.

17   The Franklin Unit is 100% owned by Cleco Power.   It went into

18   commercial operation in 1973 and is a natural gas-fired turbine located in

19   Franklin, Louisiana. The nameplate rating is 7 MW.

20   The nameplate and rated capacities for each of these units are summarized

21   in Exhibit KDC-2.

1   **V.   RODEMACHER POWER STATION UNIT 3 (RPS-3)**

2

3   **Q.   PLEASE DESCRIBE RPS-3 AND ITS ASSOCIATED OPERATIONS.**

4   A.   RPS-3 is a nominal 600 MW generating unit using Circulating Fluidized Bed

5   (CFB) technology, which will use primarily petroleum coke (petcoke), to fire

6   generation. This will be Cleco Power's first petcoke-fired plant. Cleco Power

7   proposes to maintain a reserve stockpile of petcoke at the plant sufficient for 90

8   days of full operation of the unit.

9   Nitrogen oxide (NOx) emissions are inherently reduced in a CFB

10   combustor because the 'fluidizing' action of the combustion process maintains

11   firing temperatures around 1,600 degrees F, which is below the threshold where

12   most nitrogen oxides form. In addition, Cleco Power will also install a Selective

13   Non-Catalytic Reduction control device on each CFB boiler. This added

14   technology can reduce NOx by an additional 50% to 70% by injecting aqueous

15   ammonia into the hot flue gas.

16   The design of the CFB boiler that will be utilized in RPS-3 provides for

17   the removal of more than 90% of sulfur dioxide (SO_2) in the combustion process

18   without the necessity of adding post-combustion controls. This is accomplished

19   by injecting a limestone mixture into the boiler, which absorbs the SO_2. Cleco

20   Power will also add a polishing scrubber, which is a post-combustion control.

21   Lime is injected into the scrubber to further decrease SO_2. The use of the CFB

22   technology, with the add-on control of the polishing scrubber, will achieve a total

23   removal of approximately 98% of SO_2.

1   The construction and operation of RPS-3 is discussed in comprehensive

2   detail in the Direct Testimony of Cleco Power Witness J. Mark Prevost.

3   The Commission, in Order No. U-28765-A issued May 12, 2006, granted

4   its certificate of public convenience and necessity authorizing the construction of

5   RPS-3 at an estimated cost of $1.0 billion. This unit will be 100% owned by

6   Cleco Power LLC.

7

8   **Q.   WHY WAS RPS-3 SELECTED FOR CONSTRUCTION?**

9   A.   Two considerations were predominant in Cleco Power's decision to select RPS-3

10   for construction. The first consideration was simply the need for reliable capacity

11   to meet customer needs. Cleco Power's 2004 Integrated Resource Plan (IRP)

12   identified the need for up to 650 MW of capacity beginning in 2006 and up to

13   1,000 MW of new capacity over the next 10 years. The IRP also identified that

14   up to 600 MW of the needed capacity was required to be baseload.

15   Over 70% of Cleco Power's existing energy supply is directly affected by

16   highly volatile and rapidly increasing natural gas prices. The IRP recommended

17   increasing Cleco Power's existing energy supply, indicating that such an increase

18   could be filled with stable-priced solid fuel products. The need for the stable-

19   priced solid fuel product was a direct effect of the current and forecasted volatility

20   and pricing in the natural gas market. The IRP also noted that the fuel supply

21   should be reliable and competitively priced. As a result, the second, and major,

22   consideration in Cleco Power's decision to select RPS-3 for construction was the

23   promise and customer benefit of more economical power generation. RPS-3 was

1   selected as part of a portfolio of products in a process that was overseen and

2   certificated by the LPSC. The selected portfolio included a 4-year purchased

3   power agreement (PPA) for 500 MW; a 1-year PPA for 200 MW; and RPS-3 at

4   600 MW.

5   Exhibit KDC-3 compares Cleco Power's system load requirements to the

6   generation resources that will meet those requirements from 2007 to 2010. The

7   first full year of commercial operation of RPS-3 will be 2010. From the exhibit, it

8   can be seen that the capacity from RPS-3 will displace an equivalent amount of

9   short-term, gas-fired PPA and contract sources, thereby resulting in more reliable

10   long-term supply. The completion of RPS-3 will continue Cleco Power's strategy

11   of obtaining diversification of its fuel supply to reduce its dependence on volatile

12   natural gas.

13

14   Q.   **WHY DID CLECO POWER CHOOSE PETCOKE AS THE FUEL FOR**

15   **RPS-3?**

16   A.   The CFB technology was selected because of its economics, because it is one of

17   two clean coal technologies, and because the use of petcoke will diversify Cleco

18   Power's fuel mix. Also, petcoke is the leading choice for fuel at RPS-3 because

19   of its availability in the region and the reasonable price to transport petcoke to

20   Rodemacher Power Station. Cleco Power is able to use existing Louisiana

21   waterways to deliver petcoke from the refineries where it is produced to the plant

22   site. By using petcoke to fire generation, Cleco Power's fuel supply will be

23   diversified, substantially reducing Cleco Power's dependence on natural gas, and

1   adding flexibility to Cleco Power's generation mix. Aside from the reliability and

2   flexibility of fuel supply, another important reason for selecting petcoke was

3   lower fuel cost.

4

5   **Q.**   **HAS CLECO POWER QUANTIFIED THE ANTICIPATED FUEL COST**

6   **SAVINGS THAT WILL RESULT FROM THE ADDITION OF RPS-3?**

7   A.   Yes. The fuel cost savings calculations are summarized in Exhibit KDC-4. In

8   that exhibit, I calculate the fuel cost benefit to Cleco Power's customers assuming

9   that the generation from RPS-3 displaces higher cost natural gas-fired generation

10   that could be expected from Cleco Power's PPAs. Using forecasted values for

11   fuel prices, heat rates and capacity factors, the annual anticipated aggregate fuel-

12   cost savings (for both LPSC-jurisdictional and non-LPSC-jurisdictional

13   customers) associated with RPS-3 are approximately $235.0 million in the first

14   full year of operation.

15   In addition, Cleco Power's customers will benefit from a fuel source

16   (petcoke) that exhibits less price volatility than the natural gas that it will displace.

17

18 **Q.**   **CAN CLECO POWER DEMONSTRATE THIS LATTER BENEFIT?**

19 A.   Yes. See Exhibit KDC-5, which is a graph of the Henry Hub Gas Daily historical

20   natural gas prices in dollars per MMBtu from January 2001 to January 2008,

21   compared to monthly petcoke prices. From that graph, the generally upward trend

22   in natural gas prices can be observed. However, the more remarkable observation

23   from the graph is the historical volatility of natural gas prices. Petcoke, like all

1   energy products, has also shown volatility but, in relation to natural gas, will

2   provide a more stable effect on Cleco Power's fuel costs. Thus, displacing natural

3   gas with petcoke will not only mitigate rising natural gas prices, but also will

4   guard Cleco Power's customers against the greater anticipated volatility of natural

5   gas prices.

6

7   **Q.**   **HOW MUCH WILL THE ADDITION OF RPS-3 REDUCE CLECO**

8   **POWER'S RELIANCE ON NATURAL GAS AS A FUEL SOURCE FOR**

9   **ELECTRICITY GENERATION?**

10 **A.**   The chart below compares Cleco Power's 2007 capacity supply mix by fuel type

11   to Cleco Power's 2010 capacity supply mix by fuel type.

Capacity Supply Mix by Fuel Type		
Fuel Type	**2007**	**2010**
Lignite	15%	16%
Natural Gas	78%	49%
Coal	7%	7%
Petcoke	0%	28%

12

13   As can be seen from these figures, the net impact of the addition of the

14   RPS-3 capacity is to reduce Cleco Power's reliance on natural gas from 78% of

15   system capacity to just under 50%. Thus, from and after the commercial

16   operation date of RPS-3, slightly more than one-half of Cleco Power's system

17   capacity supply will be fired by solid fuels (lignite, coal and petcoke).

1   The chart below shows Cleco Power's energy fuel mix in 2007 before

2   RPS-3 and in 2010, after RPS-3 is part of the fuel mix. As is evident from this

3   table, the majority of Cleco Power's energy will be provided by solid fuels.

Energy Fuel Mix by Fuel Type		
Fuel Type	**2007**	**2010**
Lignite	18%	24%
Natural Gas	71%	25%
Coal	11%	9%
Petcoke	0%	42%

4

5 **Q.   IS THIS REDUCED RELIANCE ON NATURAL GAS AS A**

6   **GENERATING FUEL CONSISTENT WITH OBJECTIVES OR**

7   **CONCERNS IDENTIFIED BY THE LPSC?**

8 A: Yes. At Cleco Power's Technical Conference held May 13, 2004 in connection

9   with Cleco Power's 2004 RFP, the LPSC Staff stated that it would prefer to see

10   more fuel diversity in the state of Louisiana. The construction and initiation of

11   service of RPS-3 is consistent with satisfying that objective.

1 **Q.**   **WHAT OTHER FINANCIAL CONSIDERATIONS SHOULD THE**

2   **COMMISSION TAKE INTO ACCOUNT WHEN IT CONSIDERS CLECO**

3   **POWER'S REQUEST FOR AN INCREASE IN BASE RATES IN**

4   **CONNECTION WITH THE ANTICIPATED INITIATION OF SERVICE**

5   **OF RPS-3?**

6 A.   The electric utility business is in an unprecedented phase of capital expenditures.

7   These expenditures come from the need for continued system growth, aging

8   infrastructure, new environmental regulation, new projects to lower or stabilize

9   fuel costs, and potential new renewable portfolio requirements. This pressure for

10   capital comes at a time when the costs of materials and labor have increased in the

11   last several years, with such increases forecasted to continue in the foreseeable

12   future. An electric utility's ability to make these expenditures depends on

13   attracting reasonably-priced capital. Cleco Power must compete for this capital

14   along with other businesses, including other electric utilities. To successfully

15   attract this capital on favorable terms, Cleco Power needs to have a rate of return

16   that takes into account its specific circumstances and challenges. These

17   circumstances and challenges are described in detail in the Direct Testimonies of

18   Cleco Power's Witnesses R. Russell Davis and Paul R. Moul.

19

20 **Q.**   **ARE THERE ANY OTHER ISSUES THAT CLECO POWER DESIRES TO**

21   **ADDRESS IN THIS CASE?**

22 A.   Yes. Cleco Power requests that the Commission certify, as in the public interest,

23   a proposed transmission project in the "Acadiana Load Pocket." This project will

1   provide much-needed reliability to the Acadiana Load Pocket and also will allow

2   Cleco Power's Teche units to be dispatched in an economic manner. The

3   foregoing is discussed in detail in the Direct Testimony of Cleco Power Witness

4   Terry John Whitmore.

5   Cleco Power further requests that the Commission extend the waiver that

6   the Commission first granted in Order No. U-29526, issued July 6, 2006, and

7   extended pursuant to Order No. U-29526- A, issued June 11, 2007. In those

8   Orders, the Commission granted, and extended, respectively, a limited waiver

9   from compliance with the Commission's rules requiring lower of cost or market

10   pricing and competitive bidding for affiliate transactions, in connection with

11   purchases by Cleco Power of economy and emergency power sourced from the

12   Acadia Power Station. Acadia Power Station is a 1,160 MW electric generating

13   facility located in Eunice, Louisiana, and is owned by Acadia Power Partners

14   LLC ("Acadia"). Acadia is 50% owned by Acadia Power Holdings, which in turn

15   is wholly owned by Cleco Midstream Resources, which in turn is a direct

16   subsidiary of Cleco Corporation.

17   In Order U-29526, the LPSC required that as part of its approval for Cleco

18   Power to purchase from its Acadia affiliate, Cleco Power was to periodically audit

19   the transactions to make sure they were in compliance with the pricing restrictions

20   expressly imposed on Acadia by the Federal Energy Regulatory Commission

21   (FERC) in its Order 115 FERC ¶ 61,394, issued June 30, 2006. Those restrictions

22   limit the price Acadia can charge as follows: " . . . for hours when Acadia makes

23   non-affiliated economy or emergency energy sales, the sales price to Cleco Power

1   shall not exceed the weighted average price of Acadia's non-affiliate transactions.

2   If no non-affiliate sales occur during the consecutive hour period that Acadia

3   makes sales to Cleco, the sales to Cleco Power will be set at a price that does not

4   exceed Acadia's incremental cost plus ten percent."

5   In an overall transmission-constrained region, the Acadia Power Station is

6   strategically and critically located in Cleco Power's control area, and historically

7   has been a reliable source of energy for Cleco Power's native load, particularly

8   during peak periods. Extension of the waiver will maximize Cleco Power's

9   opportunities to ensure reliable, reasonably-priced power to serve its native load

10   customers. Cleco Power is requesting that the extension be granted generally in

11   accordance with the terms set forth in (i) the Commission's Order No. U-29526-

12   A, and (ii) the authorization granted by the Federal Energy Regulatory

13   Commission in Order 115 FERC ¶ 61,394.

14

15   **Q: HAS THE ACADIA AUDIT LISTED ABOVE BEEN CONDUCTED?**

16   A: Yes. Cleco Support Group's Internal Audit department, which is organizationally

17   removed from Cleco Power, conducted the audit of transactions from June 1,

18   2007 through December 31, 2007. That audit report was submitted to the LPSC

19   as required in the Order. Based on the results of that audit, Cleco Power is in

20   general compliance with the pricing requirements imposed by FERC and the

21   LPSC. The audit found that for 32 day-ahead transactions, three had been priced

22   slightly above the agreed-upon price limitations. The total price difference for the

23   three transactions was $767.43. That difference has been remitted to Cleco Power

1   and credited to Cleco Power's fuel expense. The audit report for the first six

2   months of 2008 is not yet available. Cleco Power anticipates that it will continue

3   to be in compliance with the LPSC and FERC orders described above. Cleco

4   Power anticipates beginning an audit of the transactions from January 1, 2008

5   through June 30, 2008 during the third quarter of 2008.

6

7   **VI.   OVERVIEW OF CLECO POWER'S PRESENTATION OF**

8   **THIS RATE CASE**

9

10   Q.   **PLEASE DESCRIBE THE REMAINDER OF CLECO POWER'S**

11   **PRESENTATION OF THIS RATE CASE.**

12   A.   In addition to my testimony, the testimonies of eight other Cleco Power witnesses

13   support the Company's Application. Cleco Power Witness Paul R. Moul, an

14   outside independent consultant, presents his analysis of the required cost of equity

15   that will enable Cleco Power to attract capital to support its investment needs

16   throughout the rate effective period. Mr. Moul also discusses Cleco Power's

17   proposed capital structure for the test year and his recommended overall cost of

18   capital.

19   Cleco Power Witness R. Russell Davis, Cleco Power's interim Chief

20   Financial Officer, presents testimony discussing the unique financial challenges

21   facing the electric utility industry in general and facing Cleco Power specifically.

22   Cleco Power Witness J. Mark Prevost will discuss the construction and

23   operation of RPS-3 and its anticipated in-service date.

1   Cleco Power Witness James E. Clement will discuss a history of Cleco

2   Power's rate proceedings and its Rate Stabilization Plan (RSP), along with

3   succeeding extensions and modifications as ordered by the Commission in Docket

4   No. U-28765, pursuant to the Commission's Order No. U-28765-A, issued May

5   12, 2006, and Order No. U-29157, issued April 18, 2006. Mr. Clement will also

6   discuss the benefits of the RSP to customers (including savings).

7   Cleco Power Witness J. Robert Cleghorn will present Cleco Power's

8   proposed Formula Rate Plan and proforma base rate expenses and rate base

9   adjustments to the test year. Mr. Cleghorn will also discuss the development of

10   revenue requirements, cost of service study results, and historical and proposed

11   class revenues.

12   Cleco Power Witness Charles R. Parmelee, an outside independent

13   consultant, will discuss the preparation of Cleco Power's cost of service study,

14   including functionalization and allocation to the Louisiana retail jurisdiction along

15   with allocation to the rate classes.

16   Cleco Power Witness Michael R. Schmidt will discuss the Company's

17   proposed rate designs to collect the Louisiana jurisdictional revenue requirement

18   as proposed by Company Witnesses J. Robert Cleghorn and Charles R. Parmelee.

19   Cleco Power Witness Terry John Whitmore will discuss the need for the

20   proposed Acadiana Load Pocket transmission project and the public benefit that

21   will result from that project.

1 **Q.   DOES THIS CONCLUDE YOUR TESTIMONY?**

2 A.   Yes, at this time.